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January 4, 2021

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tony Watson Theresa Brillant Daniel Morris Lilyanna Peyser

Re:	MYT Netherlands Parent B.V.

Registration Statement on Form F-1

Filed December 28, 2020

CIK No.

SEC Registration No. 333-

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form F-1 (the “Registration Statement”) of MYT Netherlands Parent B.V., a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.

The Company hereby provides the following preliminary proposed price range, which will be the basis for the information expected to be included in the Company’s preliminary prospectus, to be filed on or about January 12, 2020 (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for your review. The preliminary price range presented herein reflects an initial offering price to the public of the Company’s ordinary shares in the form of American Depositary Shares (the “Shares”) of between $[***] and $[***] per Share (the “Preliminary Price Range”), reflecting the [***]-to-1 share split to be effected prior to closing of the Offering.

The Company hereby advises the staff (the “Staff”) of the Securities and Exchange Commission that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. The price range to be included in the preliminary prospectus will not have a difference of more than 20%.

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, and rather was determined by discussions between the Company, senior management of the Company and the representatives of the underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly-traded ordinary shares of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and long-term earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of generally comparable companies;

•	business developments impacting the Company; and

•	other inputs received from the lead underwriters.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s Shares and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction.

In addition, the Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include the following preliminary estimated financial results for the three and six months ended December 31, 2020:

Recent Developments

Preliminary Results for the Three Months Ended December 31, 2020 and Six Months Ended December 31, 2020

Our fiscal year begins on July 1 and ends on June 30. We have not yet completed our closing procedures for the second quarter of our fiscal year 2021, which starts on October 1, 2020 and ends on December 31, 2020 or the first half of our fiscal year 2021, which starts on July 1, 2020 and ends on December 31, 2020. Presented below are certain estimated preliminary financial results and key operating metrics for the three months ended December 31, 2020 and the six months ended December 31, 2020.

These ranges are based on the information available to us at this time. We have provided ranges, rather than specific amounts, because these results are preliminary. As such, our actual results may vary from the estimated preliminary results presented here and will not be finalized until after we close this offering in conjunction with the completion of our normal quarter end accounting procedures including the execution of our internal control over financial reporting. These ranges reflect our management’s best estimate of the impact of events during the quarter.

These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with IFRS. Accordingly, you should not place undue reliance on these preliminary financial results and key operating metrics. These estimated preliminary results and key operating metrics should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections and our historical consolidated financial statements, including the notes thereto, included herein.

Preliminary financial results and key operating metrics included in this prospectus have been prepared by, and is the responsibility of, our management. KPMG AG Wirtschaftsprüfungsgesellschaft has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial results and key operating metrics. Accordingly, KPMG AG Wirtschaftsprüfungsgesellschaft does not express an opinion or any other form of assurance with respect thereto.

For the three months ended December 31, 2020, we expect our net sales to be between €      million to €      million, an increase of €      million or      % from the mid-point of the estimated range, compared to €119.4 million for the three months ended December 31, 2019. For the six months ended December 31, 2020, we expect our net sales to be between €      million to €      million, an increase of €      million or      % from the mid-point of the estimated range, compared to €218.5 million for the six months ended December 31, 2019.

For the three months ended December 31, 2020, we expect our gross profit to be between €      million to €      million, an increase of €      million or      % from the mid-point of the estimated range, compared to €58.4 million for the three months ended December 31, 2019. Consequently, we expect our gross profit margin of net sales to be between      % to      % at the mid-point of the estimated net sales range. This compares to a gross profit margin of net sales of 48.9% for the three months ended December 31, 2019. For the six months ended December 31, 2020, we expect our gross profit to be between €      million to €      million, an increase of €      million or      % from the mid-point of the estimated range, compared to €104.7 million for the six months ended December 31, 2019. Consequently, we expect our gross profit margin of net sales to be between      % to      % at the mid-point of the estimated net sales range. This compares to a gross profit margin of net sales of 47.9% for the six months ended December 31, 2019.

For the three months ended December 31, 2020, we expect our operating income to be between €      million to €      million. We expect the adjustment of operating income to be between €      million to €      million. For the six months ended December 31, 2020, we expect our operating income to be between €      million to €      million. We expect the adjustment of operating income to be between €      million to €      million.

For the three months ended December 31, 2020, we expect our adjusted operating income to be between €      million to €      million, an increase of €      million or      % from the mid-point of the estimated range, compared to €10.9 million for the three months ended December 31, 2019. Consequently, we expect our adjusted operating income margin of net sales to be between      % to      % at the mid-point of the estimated net sales range, an increase of      % compared to the adjusted operating income margin of net sales of 9.1% for the three months ended December 31, 2019, primarily due to continued marketing spend effectiveness and cost leverage. For the six months ended December 31, 2020, we expect our adjusted operating income to be between €      million to €      million, an increase of €      million or      % from the mid-point of the estimated range, compared to €13.4 million for the six months ended December 31, 2019. Consequently, we expect our adjusted operating income margin of net sales to be between      % to      % at the mid-point of the estimated net sales range, an increase of      % compared to the adjusted operating income margin of net sales of 6.1% for the six months ended December 31, 2019, primarily due to continued marketing spend effectiveness and cost leverage.

The following table sets forth our preliminary financial results and key operating metrics for the periods presented:

	Three Months Ended					Six Months Ended
	December 31, 2019	December 31, 2020 (estimated)				December 31, 2019	December 31, 2020 (estimated)
(in millions) (unaudited)	Actual	Low		High		Actual	Low		High
Net sales	€119.4	€		€		€218.5	€		€
Gross profit	€58.4	€		€		€104.7	€		€
Gross profit margin(1)	48.9%		%		%	47.9%		%		%
Operating income	€7.4	€		€		€8.9	€		€
Adjusted Operating Income(2)	€10.9	€		€		€13.4	€		€
Adjusted Operating Income margin(1)	9.1%		%		%	6.1%		%		%

(1)	As a percentage of net sales.
(2)	Adjusted Operating Income is a measure not defined under IFRS. For further information about how we calculate Adjusted Operating Income and limitations of its use, see “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data.”

The following table sets forth the preliminary reconciliations of operating income to adjusted operating income:

	Three Months Ended					Six Months Ended
	December 31, 2019	December 31, 2020 (estimated)				December 31, 2019	December 31, 2020 (estimated)
(in millions) (unaudited)	Actual	Low		High		Actual	Low	High
Operating income	€7.4	€		€		€8.9	€8.9	€
U.S. sales tax(1)	€0.8		—		—	€1.7	€1.7		—
IPO preparation and transaction costs(2)	€2.7	€		€		€2.7	€2.7	€
Share-based compensation expense(3)	€0.0	€		€		€0.1	€0.1	€
Adjusted Operating Income	€10.9	€		€		€13.4	€13.4	€

(1)	Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. We temporarily incurred sales tax related liabilities on customer purchases in the United States because we were not able to charge our customers for these amounts at the point of sale under our previous IT configuration. Due to upgrades in our IT infrastructure during the fourth quarter of fiscal 2020, we no longer incur these expenses, as we charge the applicable U.S. sales tax directly to our customers.
(2)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.
(3)	During the three and six months ended December 31, 2019 and 2020, respectively, certain key management personnel received share-based compensation from our ultimate parent. We do not consider these expenses to be indicative of our core operating performance.

*  *  *

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Securities and Exchange Commission, 17 C.F.R. §200.83.

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (214) 978-3095 or Christopher Bartoli at (312) 861-8676.

Very truly yours,

/s/ Roger W. Bivans
Roger W. Bivans Partner

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